FOR IMMEDIATE RELEASE

Investor Relations Contact:	Media Relations Contact:
Terry Becker 781-830-3401 tbecker@twtr.com	Katie Emerson 781-830-3007 kemerson@twtr.com

Tweeter Home Entertainment Group Announces the Appointment of Independent Director Michael Cronin to the Audit Committee.

Canton, MA (May 17, 2006) — Tweeter Home Entertainment Group, Inc. (NASDAQ: TWTR) today announced the appointment of Michael Cronin, 52, to the Audit Committee of the Board of Directors of Tweeter Home Entertainment Group. Mr. Cronin fills the vacancy created by the recent resignation of Mathew Bronfman as a director. Mr. Cronin has served on the Company’s Audit Committee in the past, and is the managing partner of Weston Presidio, a prominent private equity firm.

The company received a listing qualifications deficiency letter from NASDAQ due to Mr. Bronfman’s resignation, which left Tweeter’s Audit Committee with two independent directors, where three is the requirement. With the appointment of Mr. Cronin, the company is compliant with the applicable rule.

Tweeter Home Entertainment Group, Inc. (NASDAQ: TWTR) was founded in 1972 by the Company’s Chairman, Sandy Bloomberg. Based in Canton, Massachusetts, the Company is a national specialty consumer electronics retailer providing home and mobile entertainment solutions.

The Company’s fiscal 2005 revenues were $795 million. Tweeter has been named a “Consumer Electronics Retailer of the Year” by Audio-Video International every year since 1979. The company operates 153 stores under the Tweeter, HiFi buys, Sound Advice, Showcase Home Entertainment and Hillcrest High Fidelity names. The Company’s stores are located in the following markets: New England, the Mid-Atlantic, the Southeast (including Florida), Texas, Chicago, Southern California, Phoenix and Las Vegas.

Further information on Tweeter Home Entertainment Group can be found on the Company’s websites at www.twtr.com and www.tweeter.com.

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